Exhibit 99.5
James Hardie Industries N.V.
and Subsidiaries
Condensed Consolidated Financial Statements
as of and for the Period Ended 30 September 2009

James Hardie Industries N.V. and Subsidiaries
Index

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries N.V.:
We have reviewed the condensed consolidated balance sheet of James Hardie Industries N.V. and subsidiaries as of 30 September 2009, and the related condensed consolidated statements of operations for the three-month and six-month periods ended 30 September 2009 and 2008, and the condensed consolidated statements of cash flows for the six-month periods ended 30 September 2009 and 2008. These financial statements are the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with US generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of James Hardie Industries N.V. and subsidiaries as of 31 March 2009, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for the year then ended (not presented herein) and in our report dated 18 May 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 31 March 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Orange County, California
23 November 2009

Item 1. Financial Statements
James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	(Millions of		(Millions of
	US dollars)		Australian dollars)
	30 September	31 March	30 September		31 March
	2009	2009	2009		2009

Assets
Current assets:
Cash and cash equivalents	$45.8	$42.4	A$	52.1	A$	61.7
Restricted cash and cash equivalents	5.3	5.3		6.0		7.7
Restricted cash and cash equivalents — Asbestos	45.8	45.4		52.1		66.1
Restricted short-term investments — Asbestos	43.5	52.9		49.5		77.0
Accounts and notes receivable, net of allowance for doubtful accounts of $1.7 million (A$1.9 million) and $1.4 million (A$2.0 million) as of 30 September 2009 and 31 March 2009, respectively	127.6	111.4		145.2		162.1
Inventories	128.4	128.9		146.1		187.6
Prepaid expenses and other current assets	32.4	20.4		36.9		29.7
Insurance receivable — Asbestos	16.1	12.6		18.3		18.3
Workers’ compensation — Asbestos	0.7	0.6		0.8		0.9
Deferred income taxes	26.8	32.5		30.5		47.3
Deferred income taxes — Asbestos	15.8	12.3		18.0		17.9

Total current assets	488.2	464.7		555.5		676.3
Property, plant and equipment, net	709.5	700.8		807.6		1,019.8
Insurance receivable — Asbestos	184.7	149.0		210.2		216.9
Workers’ compensation — Asbestos	94.3	73.8		107.3		107.4
Deferred income taxes	3.0	2.1		3.4		3.1
Deferred income taxes — Asbestos	410.1	333.2		466.8		484.8
Deposit with Australian Taxation Office	229.3	173.5		261.0		252.5
Other assets	1.6	1.6		1.8		2.3

Total assets	$2,120.7	$1,898.7	A$	2,413.6	A$	2,763.1

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$96.4	$89.1	A$	109.7	A$	129.7
Short-term debt	50.0	93.3		56.9		135.8
Current portion of long-term debt	144.0	—		163.9		—
Accrued payroll and employee benefits	34.1	35.5		38.8		51.7
Accrued product warranties	7.8	7.4		8.9		10.8
Income taxes payable	3.6	1.4		4.1		2.0
Asbestos liability	100.0	78.2		113.8		113.8
Workers’ compensation — Asbestos	0.7	0.6		0.8		0.9
Other liabilities	22.1	9.5		25.2		13.8

Total current liabilities	458.7	315.0		522.1		458.5
Long-term debt	18.0	230.7		20.5		335.7
Deferred income taxes	109.6	100.8		124.7		146.7
Accrued product warranties	20.1	17.5		22.9		25.5
Asbestos liability	1,491.4	1,206.3		1,697.5		1,755.4
Workers’ compensation — Asbestos	94.3	73.8		107.3		107.4
Other liabilities	81.6	63.3		92.9		92.1

Total liabilities	2,273.7	2,007.4	A$	2,587.9	A$	2,921.3

Commitments and contingencies (Note 8)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 432,884,760 shares issued at 30 September 2009 and 432,263,720 shares issued at 31 March 2009	219.7	219.2
Additional paid-in capital	28.2	22.7
Accumulated deficit	(450.3)	(352.8)
Accumulated other comprehensive income	49.4	2.2

Total shareholders’ deficit	(153.0)	(108.7)

Total liabilities and shareholders’ deficit	$2,120.7	$1,898.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars, except per share data)	2009	2008	2009	2008

Net sales	$304.2	$341.9	$588.7	$706.9
Cost of goods sold	(186.6)	(228.7)	(360.7)	(469.7)

Gross profit	117.6	113.2	228.0	237.2

Selling, general and administrative expenses	(49.0)	(56.0)	(90.4)	(110.2)
Research and development expenses	(6.7)	(5.8)	(13.0)	(12.2)
Asbestos adjustments	(62.7)	140.8	(182.5)	100.3

Operating (loss) income	(0.8)	192.2	(57.9)	215.1
Interest expense	(1.5)	(2.3)	(3.0)	(4.9)
Interest income	1.1	2.6	1.9	4.1
Other (expense) income	(1.0)	—	3.8	—

(Loss) income before income taxes	(2.2)	192.5	(55.2)	214.3

Income tax expense	(17.4)	(39.0)	(42.3)	(59.4)

Net (loss) income	$(19.6)	$153.5	$(97.5)	$154.9

Net (loss) income per share — basic	$(0.05)	$0.36	$(0.23)	$0.36

Net (loss) income per share — diluted	$(0.05)	$0.35	$(0.23)	$0.36

Weighted average common shares outstanding (Millions):
Basic	432.5	432.2	432.4	432.2
Diluted	432.5	433.0	432.4	433.1
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months				Six Months
	Ended 30 September				Ended 30 September
(Millions of Australian dollars, except per share data)	2009		2008		2009		2008

Net sales	A$	364.6	A$	384.5	A$	739.5	A$	771.4
Cost of goods sold		(223.7)		(257.0)		(453.1)		(512.5)

Gross profit		140.9		127.5		286.4		258.9

Selling, general and administrative expenses		(59.0)		(62.9)		(113.6)		(120.6)
Research and development expenses		(8.0)		(6.4)		(16.3)		(12.9)
Asbestos adjustments		(71.4)		152.3		(229.3)		109.4

Operating income (loss)		2.5		210.5		(72.8)		234.8
Interest expense		(1.8)		(6.9)		(3.8)		(5.3)
Interest income		1.3		2.9		2.4		4.5
Other (expense) income		(1.5)		—		4.8		—

Income (loss) before income taxes		0.5		206.5		(69.4)		234.0
Income tax expense		(20.3)		(43.2)		(53.1)		(64.8)

Net (loss) income	A$	(19.8)	A$	163.3	A$	(122.5)	A$	169.2

Net (loss) income per share — basic	A$	(0.05)	A$	0.38	A$	(0.28)	A$	0.39

Net (loss) income per share — diluted	A$	(0.05)	A$	0.38	A$	(0.28)	A$	0.39

Weighted average common shares outstanding (Millions):
Basic		432.5		432.2		432.4		432.2
Diluted		432.5		433.0		432.4		433.1
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months
	Ended 30 September
(Millions of US dollars)	2009	2008

Cash Flows From Operating Activities
Net (loss) income	$(97.5)	$154.9
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortisation	29.8	28.6
Deferred income taxes	24.1	2.9
Prepaid pension cost	0.2	0.4
Stock-based compensation	4.0	3.6
Asbestos adjustments	182.5	(100.3)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	37.0	38.5
Payment to the AICF	—	(27.4)
Accounts and notes receivable	(11.8)	(2.5)
Inventories	4.9	21.7
Prepaid expenses and other current assets	(11.2)	(16.4)
Insurance receivable — Asbestos	5.3	8.3
Accounts payable and accrued liabilities	(8.0)	5.9
Asbestos liability	(46.1)	(48.9)
Deposit with Australian Taxation Office	(6.8)	(13.5)
Other accrued liabilities and other liabilities	45.7	37.5

Net cash provided by operating activities	152.1	93.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(20.9)	(9.4)

Net cash used in investing activities	(20.9)	(9.4)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	—	14.7
Repayments of short-term borrowings	(102.3)	—
Proceeds from long-term borrowings	15.0	—
Repayments of long-term borrowings	(24.7)	(13.0)
Proceeds from issuance of shares	2.0	0.1
Dividends paid	—	(34.6)

Net cash used in financing activities	(110.0)	(32.8)

Effects of exchange rate changes on cash	(17.8)	5.4

Net increase in cash and cash equivalents	3.4	56.5
Cash and cash equivalents at beginning of period	42.4	35.4

Cash and cash equivalents at end of period	$45.8	$91.9

Components of Cash and Cash Equivalents
Cash at bank and on hand	$19.1	$50.0
Short-term deposits	26.7	41.9

Cash and cash equivalents at end of period	$45.8	$91.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months
	Ended 30 September
(Millions of Australian dollars)	2009		2008

Cash Flows From Operating Activities
Net (loss) income	A$	(122.5)	A$	169.2
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortisation		37.4		31.2
Deferred income taxes		30.3		3.2
Prepaid pension cost		0.3		0.4
Stock-based compensation		5.0		3.9
Asbestos adjustments		229.3		(109.4)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents		46.5		42.0
Payment to the AICF		—		(29.9)
Accounts and notes receivable		(14.8)		(2.7)
Inventories		6.2		23.7
Prepaid expenses and other current assets		(14.1)		(17.9)
Insurance receivable — Asbestos		6.7		9.1
Accounts payable and accrued liabilities		(10.0)		6.4
Asbestos liability		(57.9)		(53.4)
Deposit with Australian Taxation Office		(8.5)		(14.7)
Other accrued liabilities and other liabilities		57.4		40.9

Net cash provided by operating activities		191.3		102.0

Cash Flows From Investing Activities
Purchases of property, plant and equipment		(26.3)		(10.3)

Net cash used in investing activities		(26.3)		(10.3)

Cash Flows From Financing Activities
Proceeds from short-term borrowings		—		16.0
Repayments of short-term borrowings		(128.5)		—
Proceeds from long-term borrowings		18.8		—
Repayments of long-term borrowings		(31.0)		(14.2)
Proceeds from issuance of shares		2.5		0.1
Dividends paid		—		(37.8)

Net cash used in financing activities		(138.2)		(35.9)

Effects of exchange rate changes on cash		(36.4)		20.3

Net (decrease) increase in cash and cash equivalents		(9.6)		76.1
Cash and cash equivalents at beginning of period		61.7		38.6

Cash and cash equivalents at end of period	A$	52.1	A$	114.7

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$	21.7	A$	62.4
Short-term deposits		30.4		52.3

Cash and cash equivalents at end of period	A$	52.1	A$	114.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Changes in Shareholders’ Deficit
(Unaudited)

				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Income	Total

Balances as of 31 March 2009	$219.2	$22.7	$(352.8)	$2.2	$(108.7)

Comprehensive (loss) income:
Net loss	—	—	(97.5)	—	(97.5)
Pension and post-retirement benefit adjustments	—	—	—	0.2	0.2
Unrealised gain on investments	—	—	—	5.1	5.1
Foreign currency translation gain	—	—	—	41.9	41.9

Other comprehensive income	—	—	—	47.2	47.2

Total comprehensive loss					(50.3)
Stock-based compensation	—	4.0	—	—	4.0
Stock options exercised	0.5	1.5	—	—	2.0

Balances as of 30 September 2009	$219.7	$28.2	$(450.3)	$49.4	$(153.0)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Background and Basis of Presentation
Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries N.V. (“JHI NV”) and its current wholly owned subsidiaries and special purpose entities, collectively referred to as either the “Company” or “James Hardie” and JHI NV, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2009, filed with the United States Securities and Exchange Commission on 25 June 2009.
The condensed consolidated financial statements included herein are unaudited; however, they contain all normal recurring adjustments which, in the opinion of the Company’s management, are necessary to state fairly the consolidated financial position of the Company at 30 September 2009, and the consolidated results of operations for the three months and six months ended 30 September 2009 and 2008 and consolidated cash flows for the six months ended 30 September 2009 and 2008. The results of operations for the three months and six months ended 30 September 2009 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2009 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements.
The assets, liabilities, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with US GAAP and have not been audited. The exchange rates used to calculate the convenience translations are as follows:

	31 March	30 September
(US$1 = A$)	2009	2009	2008

Assets and liabilities	1.4552	1.1382	1.2480
Statements of operations	n/a	1.2562	1.0912
Cash flows — beginning cash	n/a	1.4552	1.0903
Cash flows — ending cash	n/a	1.1382	1.2480
Cash flows — current period movements	n/a	1.2562	1.0912
We have evaluated all subsequent events through 23 November 2009, the date the financial statements were issued.
2. Summary of Significant Accounting Policies
Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ deficit.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Depreciation and Amortisation
The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.
Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of shares)	2009	2008	2009	2008

Basic common shares outstanding	432.5	432.2	432.4	432.2
Dilutive effect of stock awards	—	0.8	—	0.9

Diluted common shares outstanding	432.5	433.0	432.4	433.1

(US dollars)	2009	2008	2009	2008

Net (loss) income per share — basic	$(0.05)	$0.36	$(0.23)	$0.36
Net (loss) income per share — diluted	$(0.05)	$0.35	$(0.23)	$0.36
Potential common shares of 14.1 million and 19.2 million for the three months ended 30 September 2009 and 2008, and 16.3 million and 19.0 million for the six months ended 30 September 2009 and 2008, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
Unless antidilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$2.7 million and US$3.1 million during the three months ended 30 September 2009 and 2008, respectively, and US$4.5 million and US$6.6 million during the six months ended 30 September 2009 and 2008, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Asbestos
At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the Amended FFA entered into on 21 November 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.
Although the Company has no legal ownership in the AICF, JHI NV holds an interest in a variable interest entity (the AICF) via its pecuniary and contractual interest in the AICF as a result of the funding arrangements outlined in the Amended FFA. As a result, upon shareholder approval of the Amended FFA, the Company was required to consolidate the AICF, resulting in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) is able to claim a taxable deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.
AICF
Under the terms of the Amended FFA, the Performing Subsidiary has a contractual liability to make payments to the AICF. This funding to the AICF results in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies. Due to the Company’s variable interest in the AICF, the Company includes the AICF’s assets, liabilities and operating results in the Company’s consolidated financial statements.
The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is US$12.0 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.
The portion of the KPMG Actuaries’ estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the KPMG Actuaries’ estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.
AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.
Recent Accounting Pronouncements
The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles
In July 2009, the FASB issued the FASB Accounting Standards Codification (“Codification”) as the single source of authoritative nongovernmental US GAAP. The Codification is effective for interim and annual periods ending after 15 September 2009. The adoption of the Codification did not have a material impact on the Company’s financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
3. Inventories
Inventories consist of the following components:

	30 September	31 March
(Millions of US dollars)	2009	2009

Finished goods	$81.6	$82.5
Work-in-process	6.0	4.7
Raw materials and supplies	48.1	48.9
Provision for obsolete finished goods and raw materials	(7.3)	(7.2)

Total inventories	$128.4	$128.9

4. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	In Progress[1]	Total

Balance at 31 March 2009:
Cost	18.0	212.3	867.9	51.6	1,149.8
Accumulated depreciation	—	(61.4)	(387.6)	—	(449.0)

Net book value	$18.0	$150.9	$480.3	$51.6	$700.8

Changes in net book value:
Capital expenditures	—	1.8	10.5	8.6	20.9
Depreciation	—	(4.9)	(24.9)	—	(29.8)
Other movements	—	—	20.7	(20.7)	—
Foreign currency translation adjustments	—	—	17.6	—	17.6

Total changes	—	(3.1)	23.9	(12.1)	8.7

Balance at 30 September 2009:
Cost	18.0	214.1	916.7	39.5	1,188.3
Accumulated depreciation	—	(66.3)	(412.5)	—	(478.8)

Net book value	$18.0	$147.8	$504.2	$39.5	$709.5

[1]	Construction in progress consists of plant expansions and upgrades.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
5. Short and Long-Term Debt
Debt consists of the following components:

	30 September	31 March
(Millions of US dollars)	2009	2009

Short-term debt	$50.0	$93.3
Current portion of long-term debt	144.0	—
Long-term debt	18.0	230.7

Total debt[1]	$212.0	$324.0

[1]	Total debt at 1.01% and 1.48% weighted average interest rates at 30 September 2009 and 31 March 2009, respectively.
At 30 September 2009, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.15%	50.0	50.0
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	—	16.7	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.94%	245.0	144.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.13%	45.0	18.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$446.7	$212.0

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At 30 September 2009, there was US$212.0 million drawn under the combined facilities and US$234.7 million was unutilised and available.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
At 30 September 2009, management believes that the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended FFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
6. Asbestos
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2009	2008	2009	2008

Effect of foreign currency exchange	$(62.7)	$140.8	$(182.5)	$100.3

Total Asbestos Adjustments	$(62.7)	$140.8	$(182.5)	$100.3

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability”.

	30 September	31 March
(Millions of US dollars)	2009	2009

Asbestos liability — current	$(100.0)	$(78.2)
Asbestos liability — non-current	(1,491.4)	(1,206.3)

Asbestos liability — Total	(1,591.4)	(1,284.5)

Insurance receivable — current	16.1	12.6
Insurance receivable — non-current	184.7	149.0

Insurance receivable — Total	200.8	161.6

Workers’ compensation asset — current	0.7	0.6
Workers’ compensation asset — non-current	94.3	73.8
Workers’ compensation liability — current	(0.7)	(0.6)
Workers’ compensation liability — non-current	(94.3)	(73.8)

Workers’ compensation — Total	—	—

Deferred income taxes — current	15.8	12.3
Deferred income taxes — non-current	410.1	333.2

Deferred income taxes — Total	425.9	345.5
Income tax payable (reduction in income tax payable)	34.0	22.8
Other net liabilities	(2.1)	(2.0)

Net Amended FFA liability	(932.8)	(756.6)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	89.3	98.3

Unfunded Net Amended FFA liability	$(843.5)	$(658.3)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2009.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The changes in the asbestos liability for the six months ended 30 September 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Asbestos liability – 31 March 2009	A$	(1,869.2)	1.4552	$(1,284.5)

Asbestos claims paid[1]		56.1	1.2562	44.7
AICF claims-handling costs incurred[1]		1.8	1.2562	1.4
Loss on foreign currency exchange				(353.0)

Asbestos liability – 30 September 2009	A$	(1,811.3)	1.1382	$(1,591.4)

Insurance Receivable – Asbestos
The changes in the insurance receivable for the six months ended 30 September 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Insurance receivable – 31 March 2009	A$	235.2	1.4552	$161.6

Insurance recoveries[1]		(6.7)	1.2562	(5.3)
Gain on foreign currency exchange				44.5

Insurance receivable – 30 September 2009	A$	228.5	1.1382	$200.8

Deferred Income Taxes – Asbestos
The changes in the deferred income taxes — asbestos for the six months ended 30 September 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Deferred tax assets – 31 March 2009	A$	502.7	1.4552	$345.5

Amounts offset against income tax payable[1]		(15.9)	1.2562	(12.7)
Impact of other asbestos adjustments[1]		(2.0)	1.2562	(1.6)
Gain on foreign currency exchange				94.7

Deferred tax assets – 30 September 2009	A$	484.8	1.1382	$425.9

Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 30 September 2009 and 31 March 2009, this amount was US$34.0 million and US$22.8 million, respectively. During the six months ended 30 September 2009, there was a US$7.7 million favourable effect of foreign currency exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.8 million at 30 September 2009. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
These other assets and liabilities of the AICF were a net asset of US$0.7 million at 30 September 2009. During the six months ended 30 September 2009, there was a US$0.5 million unfavourable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the six months ended 30 September 2009, the AICF sold US$29.3 million (A$36.8 million) of its short-term investments which at 31 March 2009 had been adjusted to their fair market value of US$27.0 million (A$33.9 million). The sales for the six months ended 30 September 2009 resulted in the Company recording a realised gain of US$2.3 million (A$2.9 million) in the line item Other Income.
At 30 September 2009, the Company revalued the AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$5.1 million (A$6.4 million). This appreciation in the value of the investments was recorded as an unrealised gain in Other Comprehensive Income.
The changes in the restricted cash and short-term investments of the AICF for the six months ended 30 September 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2009	A$	143.1	1.4552	$98.3

Asbestos claims paid[1]		(56.1)	1.2562	(44.7)
AICF operating costs paid — claims-handling[1]		(1.8)	1.2562	(1.4)
AICF operating costs paid — non claims-handling[1]		(1.2)	1.2562	(1.0)
Insurance recoveries[1]		6.7	1.2562	5.3
Interest and investment income[1]		2.1	1.2562	1.7
Unrealised gain on investments[1]		6.4	1.2562	5.1
Gain on investments[1]		2.9	1.2562	2.3
Other[1]		(0.5)	1.2562	(0.4)
Gain on foreign currency exchange				24.1

Restricted cash and cash equivalents and restricted short-term investments – 30 September 2009	A$	101.6	1.1382	$89.3

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Six Months
	Ended		For the Years Ended 31 March
	30 September 2009		2009		2008		2007		2006 [1]

Number of open claims at beginning of period		534		523		490		564		712
Number of new claims		286		607		552		463		346
Number of closed claims		300		596		519		537		502
Number of open claims at end of period		520		534		523		490		556
Average settlement amount per settled claim	A$	176,433	A$	190,638	A$	147,349	A$	166,164	A$	151,883
Average settlement amount per case closed	A$	169,376	A$	168,248	A$	126,340	A$	128,723	A$	122,535
Average settlement amount per settled claim	US$	140,450	US$	151,300	US$	128,096	US$	127,163	US$	114,318
Average settlement amount per case closed	US$	134,832	US$	133,530	US$	109,832	US$	98,510	US$	92,229

[1]	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
7. Fair Value Measurements
The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.
Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.
Restricted short-term investments – Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded, net of tax, as other comprehensive income and included as a component in shareholders’ deficit. Restricted short-term investments are held and managed by the AICF and are reported at their fair value. At 31 March 2009, the Company determined that these investments were other than temporarily impaired due to the current economic environment, the length of time the fair value of the assets were less than cost and the extent of the discount of the fair value compared to the cost of the assets. The Company recorded an unrealised gain on these restricted short-term investments of US$5.1 million for the six months ended 30 September 2009. This unrealised gain is included as a separate component of accumulated other comprehensive income.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.
Interest Rate Swaps – Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income. At 30 September 2009, the Company had interest rate swap contracts with a total principal of US$250.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts were entered into to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. At 30 September 2009 the weighted average fixed interest rate of these contracts is 2.49% and the weighted average remaining life is 3.3 years. These contracts have a fair value of US$0.4 million, which is included in Accounts Payable. The Company recorded an unrealised loss on interest rate swaps of $2.9 million and unrealised gain on interest rate swaps of $1.5 million, respectively, for the three and six months ended 30 September 2009.
The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 30 September 2009 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US Dollars)	30 September 2009	Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$45.8	$45.8	$—	$—
Restricted cash and cash equivalents	51.1	51.1	—	—
Restricted short-term investments	43.5	43.5	—	—

Total Assets	$140.4	$140.4	$—	$—

Liabilities
Accounts Payable	0.4	—	$0.4	$—

Total Liabilities	$0.4	$—	$0.4	$—

8. Commitment and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the ASIC proceedings and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
ASIC Proceedings
The note below should be read in the light of earlier disclosures made by the Company (see for example the notes to the Company’s Condensed Consolidated Financial Statements as of and for the Period Ended 30 June 2009 lodged with the ASX on 18 August 2009 and the Company’s statement on the ASIC proceedings of 20 August 2009) regarding these proceedings following the judgment delivered on 23 April 2009, by Justice Gzell against the Company, ABN 60 (formerly JHIL) and ten former directors and officers, and the same notes concerning the existence of indemnities in favour of certain of its directors and officers under which it has incurred, and may continue to incur, further costs which may be material.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Since these earlier disclosures were made, all defendants other than two have lodged appeals against Justice Gzell’s judgments. ASIC has responded by lodging cross appeals against the appellants. The appeals are listed for hearing over a period of up to nine days commencing 19 April 2010.
Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and as to the costs of the appeal and the first instance proceedings that the Company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities. As with the first instance proceedings, the Company has agreed to pay a proportion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The Company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
As a result of the above variables and uncertainties, it is not presently possible for the Company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of 30 September 2009, the Company has not recorded any related loss reserves.
It is the Company’s policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.
Chile Litigation
On 24 April 2009, a trial court in Santiago, Chile awarded the equivalent of US$13.4 million in damages against Fibrocementos Volcan Limitada (“FC Volcan”, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fiber cement manufacturer in Chile, Producción Química y Electrónica Quimel S.A. (“Quimel”), also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and the Company retained conduct of the defence of the matters.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.  This action resulted in the US$13.4 million damages award which is now the subject of the appeal by FC Volcan.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing.  On 23 June 2009 the Chilean trial court dismissed the claim filed by Quimel against FC Volcan. Quimel has appealed the trial court decision, but a date for the appeal has not yet been set.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The Company denied and continues to deny the allegations of predatory pricing in Chile.  The Company retained conduct of the appeal of the two civil damages matters.  The Company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. The Company also intends to exercise its rights under the indemnification provisions, including applicable conditions and limitations.
As of 30 September 2009, management believes it has adequately provided for this contingency.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
9. Income Taxes
The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority for tax years prior to tax year 2002. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
ATO — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court of Australia in September 2009. Judgment was reserved and has not yet been handed down.
The Company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company has not recorded any liability at 30 September 2009 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 30 September 2009 and related accrued interest receivable as a deposit, and it is the Company’s intention to treat any payments to be made at a later date as a deposit. At 30 September 2009 and 31 March 2009, this deposit totaled US$229.3 million (A$261.0 million) and US$173.5 million (A$252.5 million), respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Unrecognised Tax Benefits
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties

Balance at 31 March 2009	$12.3	$(16.0)

Additions for tax positions of the current year	0.4	—
Additions for tax positions of prior year	4.2	(1.1)
Other reductions for the tax positions of prior periods	(5.0)	—
Foreign currency translation adjustment	—	(5.1)

Balance at 30 September 2009	$11.9	$(22.2)

As of 30 September 2009 the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$11.9 million and an expense of US$22.2 million, respectively.
The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the three months and six months ended 30 September 2009, the total amount of interest and penalties recognised in tax expense as a benefit was US$0.9 million and $1.1 million, respectively.
The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.
A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
10. Stock-Based Compensation
At 30 September 2009, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI NV 2001 Equity Incentive Plan; the 2005 Managing Board Transition Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2009 and the Supervisory Board Share Plan 2006.
Compensation expense arising from equity award grants as estimated using pricing models was US$2.0 million and US$1.6 million for the three months ended 30 September 2009 and 2008, respectively, and US$4.0 million and US$3.6 million for the six months ended 30 September 2009 and 2008, respectively. As of 30 September 2009, the unrecorded deferred stock-based compensation balance related to equity awards was US$12.6 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Stock Options
The following table summarises all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at 31 March 2009	23,747,833	18,272,928	A$	7.28

Exercised	—	(621,040)	A$	4.61
Forfeited	1,034,231	(1,034,231)	A$	7.65

Balance at 30 September 2009	24,782,064	16,617,657	A$	7.35

The Company’s stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
There were no stock options granted during the six months ended 30 September 2009 and 2008.
Restricted Stock
The Company estimates the value of restricted stock issued and recognises this estimated value as compensation expense over the periods in which the restricted stock vests.
The following table summarises all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Fair
		Value at Grant
	Shares	Date
Non-vested at 31 March 2009	2,991,061	A$	3.95

Granted	1,588,595	A$	4.85
Forfeited	(53,499)	A$	4.26

Non-vested at 30 September 2009	4,526,157	A$	4.26

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Restricted Stock – service vesting
The Company granted 1,066,595 restricted stock units (service vesting) to employees during the six months ended 30 September 2009, under the Long-Term Incentive Plan. During the six months ended 30 September 2008, the Company granted 698,440 restricted stock units (service vesting) to employees under the JHI NV 2001 Equity Incentive Plan and 201,324 restricted stock units (service vesting) to employees under the Long-Term Incentive Plan.
The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.
The following table includes the assumptions used for restricted stock grants (service vesting) valued during the six months ended 30 September 2009 and 2008:

	29 May 2009		15 September 2008		17 June 2008
	Grant		Grant		Grant

Dividend yield[1]		$0.00 per annum		$0.20 per annum		$0.20 per annum
Risk free interest rate[1]		n/a		1.8%		2.9%
Expected life in years		2.0		2.0		2.0
JHX stock price at grant date	A$	4.31	A$	3.71	A$	4.93
Number of restricted stock units		1,066,595		201,324		698,440

[1]	For the grant on 29 May 2009, the risk free rate is not applicable as the assumed dividend yield is nil.
Restricted Stock – market condition
Under the terms of the Long-Term Incentive Plan, the Company granted 522,000 and 822,541 restricted stock units (market condition) to members of the Company’s Managing Board and senior managers during the six months ended 30 September 2009 and 2008, respectively. The vesting of these restricted stock units (market condition) is subject to a market condition as outlined in the Long-Term Incentive Plan rules.
The fair value of each of these restricted stock units (market condition) granted under the Long-Term Incentive Plan is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
The following table includes the assumptions used for restricted stock grants (market condition) valued during the six months ended 30 September 2009 and 2008:

	15 September 2009		15 September 2008
	Grant		Grant

Dividend yield		2.3%		3.9%
Expected volatility		42.1%		34.9%
Risk free interest rate		2.5%		2.6%
Expected life in years		3.0		3.0
JHX stock price at grant date	A$	7.04	A$	3.71
Number of restricted stock units		522,000		822,541

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Scorecard LTI – cash settled units
Under the terms of the Long-Term Incentive Plan, the Company granted awards equivalent to 1,083,021 Scorecard LTI units that provide recipients a cash incentive based on JHI NV’s common stock price on the vesting date and the number of awards granted to recipients that vest on the vesting date. The vesting of awards is measured on individual performance conditions based on the scorecard. Compensation expense recognized for awards are based on the fair market value of JHI NV’s common stock on the date of grant, adjusted for subsequent changes in JHI NV’s common stock price at the balance sheet date.
11. Operating Segment Information
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2009	2008	2009	2008

USA & Europe Fibre Cement	$229.0	$263.0	$452.2	$544.7
Asia Pacific Fibre Cement	75.2	78.9	136.5	162.2

Worldwide total	$304.2	$341.9	$588.7	$706.9

	(Loss) Income Before Income Taxes		(Loss) Income Before Income Taxes
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2009	2008	2009	2008

USA & Europe Fibre Cement[2]	$65.3	$61.1	$134.1	$126.7
Asia Pacific Fibre Cement[2]	16.2	14.1	27.1	29.9
Research and Development[2]	(4.8)	(5.0)	(8.8)	(10.0)

Segments total	76.7	70.2	152.4	146.6
General Corporate[3]	(77.5)	122.0	(210.3)	68.5

Total operating (loss) income	(0.8)	192.2	(57.9)	215.1
Net interest (expense) income[4]	(0.4)	0.3	(1.1)	(0.8)
Other (expense) income	(1.0)	—	3.8	—

Worldwide total	$(2.2)	$192.5	$(55.2)	$214.3

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

	Total Identifiable Assets
	30 September	31 March
(Millions of US dollars)	2009	2009

USA & Europe Fibre Cement	$764.1	$772.6
Asia Pacific Fibre Cement	206.4	167.9
Research and Development	13.3	12.2

Segments total	983.8	952.7
General Corporate[5,6]	1,136.9	946.0

Worldwide total	$2,120.7	$1,898.7

Geographic Areas

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2009	2008	2009	2008

USA	$223.6	$257.8	$442.7	$534.9
Australia	55.6	58.1	98.8	116.6
New Zealand	12.2	13.4	22.8	30.6
Other Countries	12.8	12.6	24.4	24.8

Worldwide total	$304.2	$341.9	$588.7	$706.9

	Total Identifiable Assets
	30 September	31 March
(Millions of US dollars)	2009	2009

USA	$764.2	$774.4
Australia	130.3	99.8
New Zealand	40.0	27.1
Other Countries	49.3	51.4

Segments total	983.8	952.7
General Corporate[5,6]	1,136.9	946.0

Worldwide total	$2,120.7	$1,898.7

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$2.4 million and US$1.8 million for the three months ended 30 September 2009 and 2008, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.2 million and US$0.4 million for the three months ended 30 September 2009 and 2008, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$4.1 million and US$3.6 million for the three months ended 30 September 2009 and 2008, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$0.7 million and US$1.1 million for the three months ended 30 September 2009 and 2008, respectively. Research and development costs of US$5.0 million and US$3.9 million for the six months ended 30 September 2009 and 2008, respectively, were expensed in the USA and Europe Fibre Cement segment.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Research and development costs of US$0.6 million and US$0.8 million for the six months ended 30 September 2009 and 2008, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$7.4 million and US$7.5 million for the six months ended 30 September 2009 and 2008, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$1.4 million and US$2.2 million for the six months ended 30 September 2009 and 2008, respectively.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company’s corporate offices. Included in General Corporate for the three months ended 30 September 2009 are unfavourable asbestos adjustments of US$62.7 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$0.4 million. Included in General Corporate for the three months ended 30 September 2008 are favourable asbestos adjustments of US$140.8 million, AICF SG&A expenses of US$0.3 million and ASIC expenses of US$5.0 million. Included in General Corporate for the six months ended 30 September 2009 are unfavourable asbestos adjustments of US$182.5 million, AICF SG&A expenses of US$1.0 million and ASIC expenses of US$1.0 million. Included in General Corporate for the six months ended 30 September 2008 are favourable asbestos adjustments of US$100.3 million, AICF SG&A expenses of US$0.9 million and ASIC expenses of US$6.5 million.

[4]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense and net interest income, respectively, for the three months ended 30 September 2009 and 2008 is AICF interest income of US$1.0 million and US$2.3 million, respectively. Included in net interest expense for the six months ended 30 September 2009 and 2008 is AICF interest income of US$1.7 million and US$3.2 million, respectively. See Note 6.

[5]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[6]	Asbestos-related assets at 30 September 2009 and 31 March 2009 are US$812.7 million and US$681.0 million, respectively, and are included in the General Corporate segment.
12. Accumulated Other Comprehensive Income
Accumulated other comprehensive income consists of the following components:

	30 September	31 March
(Millions of US dollars)	2009	2009

Pension and post-retirement benefit adjustments (net of tax of US$1.1 million, respectively)	$(1.2)	$(1.4)
Unrealised gain on restricted short-term investments	5.1	—
Foreign currency translation adjustments	45.5	3.6

Total accumulated other comprehensive income	$49.4	$2.2

13. Corporate Restructure
On 21 August 2009, JHI NV shareholders voted and approved the Stage 1 portion of the two-stage proposal (the Proposal) to transform the Company into a Societas Europaea (“SE”) (Stage 1) and, subsequently, change its domicile from The Netherlands to Ireland (Stage 2). Readers are referred to the Company’s Registration Statement on Form F-4 (File No. 333-160177) filed with the United States Securities and Exchange Commission, as amended, for further information on the Proposal.

Item 2. Quantitative and Qualitative Disclosures About Market Risk
James Hardie Industries N.V. and Subsidiaries
(Unaudited)
In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as the “Company,” “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.
The Company has operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar. The Company also is exposed to interest rate risk associated with its long-term debt and to changes in prices of commodities the Company uses in production.
The Company’s policy is to enter into derivative instruments solely to mitigate risks in its business and not for trading or speculative purposes.
Foreign Currency Exchange Rate Risk
The Company has significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect the Company’s financial position, results of operations and cash flows. In addition, payments to the AICF are required to be made in Australian dollars which, because the majority of the Company’s revenues are produced in US dollars, exposes the Company to risks associated with fluctuations in the US dollar/Australian dollar exchange rate.
For the six months ended 30 September 2009, the following currencies comprised the following percentages of the Company’s net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other[1]

Net sales	75.2%	16.8%	3.9%	4.1%
Cost of goods sold	72.4%	18.9%	4.4%	4.3%
Expenses[2]	25.7%	71.4%	0.9%	2.0%
Liabilities (excluding borrowings)[2]	38.9%	60.1%	0.4%	0.6%

1       Comprises Philippine pesos and Euros.
2       Liabilities include A$ denominated asbestos liability. Expenses include adjustments to the asbestos liability. See Note 6 for further information.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur.
Interest Rate Risk
The Company has market risk from changes in interest rates, primarily related to its borrowings under external credit facilities. At 30 September 2009, all of the Company’s borrowings were variable-rate. From time to time, the Company may enter into interest rate swap contracts in an effort to mitigate interest rate risk associated with its variable rate borrowings. At 30 September 2009 the Company had interest rate swap contracts with a total principal of US$250.0 million. See Note 7 for further information.
Commodity Price Risk
The Company is exposed to changes in prices of commodities used in its operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that the Company uses in its manufacturing process. Pulp prices have also been subject to significant price fluctuations in the past. The Company expects that pulp, energy, fuel and cement prices will continue to fluctuate in the near future. To minimise the additional

Item 2. Quantitative and Qualitative Disclosures About Market Risk
James Hardie Industries N.V. and Subsidiaries
(Unaudited)
working capital requirements caused by rising prices related to these commodities, the Company may seek to enter into contracts with suppliers for the purchase of these commodities that could fix the Company’s prices over the longer-term. However, if the Company enters into such contracts with suppliers and if such commodity prices decrease, the Company’s cost of sales may be negatively impacted due to the fixed pricing over the longer-term.

James Hardie Industries N.V. and Subsidiaries
(Unaudited)
This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.
Disclaimer
This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success

James Hardie Industries N.V. and Subsidiaries
(Unaudited)
of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; the Company’s pending transformation to a Dutch “SE” company and proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.